UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 05, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Second half trading update

Amec Foster Wheeler announces today its second half trading update, increasing its cost cutting targets, reducing future dividend payments and providing guidance for 2016, amidst continuing tough market conditions:

• Underlying Scope Revenue year to date in line with expectations
• Ongoing weak markets: H2 margins now expected to be below H1
• New group cost savings target increased by $55m to $180m (£120m) by 2017
• Renewed focus on improving performance in, or exiting, low growth areas
• Reducing ordinary dividend by 50%

Chief Executive Samir Brikho said:
"Amec Foster Wheeler is a high quality and diversified business, and its financial performance remains relatively resilient, as the performance so far this year shows. However, we are not immune to the ongoing tough market conditions and we are managing the business on the assumption of an extended period of weakness.

For more than a year - across many parts of our business - we have seen customers reducing capital expenditure and putting more pricing pressure on the supply chain. We see no sign of these trends changing.

At our half year results, I said our priorities were to adapt to challenging markets and to stay lean and efficient. We have decided to intensify our actions. We have identified, and continue to seek, further cost savings. We are committed to increasing our focus on higher growth markets. In parts of our business we need to do better - so we are progressing plans to improve performance or exit those markets. We believe that taken together these actions will underpin our performance.

In light of the ongoing market conditions, we are taking the prudent step of cutting our ordinary dividend payments by fifty per cent, starting with the final dividend for 2015."

Year to date trading update (unaudited):
In the nine months to the end of September 2015, Scope Revenue was £3,871m (2014 pro forma: £3,940m), 1.8% lower than last year's pro forma result, and 3.4% lower on a like-for-like basis.

The order book stood at £6.5bn at the end of September, compared to £6.6bn at the half year.

Trading margin trends have continued from the first half, with ongoing pricing pressure from customers and dilution from mix.

Contracts announced in the second half to date include:

Customer	Market	Description	Country
SKS	O&G	Feasibility study for new refinery and petchem complex in Kedah State	Malaysia
Fortum Zabrze	Clean Energy	Design, supply, construction and commissioning of the boiler island (220MW CFB boiler) with flue gas cleaning for combined heat and power plant	Poland
Isolux	Clean Energy	Design and supply of air quality systems at Altamira power plant	Mexico
Canadian Nuclear Laboratories	Clean Energy	Long term remediation project, including building waste management facility at Port Granby	Canada
UK MoD	E&I	3-year contract to supply regulatory, technical and training services to MoD nuclear safety authority	UK
Sonatrach	O&G	Consultancy project to de-bottleneck Hassi R'Mei gas field	Algeria
Zadco	O&G	3-year extension to PMC services contract on Upper Zakum project	UAE
Hanwha Energy	Clean Energy	Design and supply 100MW CFB boiler	S Korea
US Air Force	E&I	6-year contract to support the AFCAP IV program	US
Maersk Oil	O&G	3-year integrated services contract	UK
Vietnam National Oil & Gas	O&G	FEED for Dun Quat refinery upgrade	Vietnam
Felguera	O&G	Detailed engineering for Zeebrugge LNG terminal expansion	Belgium
Shandong Yuhuang	O&G	Engineering, project management, procurement and early construction services for new methanol plant in Louisiana	US
CERN	Clean Energy	Various contracts to provide radiochemical testing	Switzerland
BP	O&G	2-year EPC contract to improve living quarters in Eastern Trough Area Project	UK
NDF	Clean Energy	Study into managing radioactive waste at Fukushima	Japan

We have made good progress on winning the new Clean Energy business that we highlighted at the half year results. Since then we have signed three significant solar projects worth over $650m. The majority of this is not in the order book at the end of September, and none of them have been announced yet. The pipeline of awarded, but not yet sanctioned, projects within GPG remains above $500m - but with limited recent progress.

Restructuring and cost savings:
Following a further review of our costs, we have identified additional savings of $55m from SG&A and support functions. We now expect total cost savings of $180m (£120m) from these and the previously announced integration savings of $125m per annum by 2017.

We are on track to deliver £40m of savings, and take an exceptional charge of around £80m, in 2015.

In addition, we are reviewing low growth parts of our business with a view to driving an underlying improvement or an exit of those positions.

Longview arbitration:
As previously disclosed, we have been involved in arbitration with Kvaerner North American Construction Inc arising from GPG's role in the construction of the Longview power plant in West Virginia, US in 2011.

On 18 October 2015 the arbitration panel awarded Kvaerner approximately $74m (approximately £48m). Any payment made will be charged to provisions and will not impact Trading Profit.

Refinancing update:
We will refinance our debt in the next six months, either through a bond issue in the capital markets or via bank debt. Earlier this year, the bridge element of the original Foster Wheeler acquisition facilities was extended to February 2017.

Dividend update:
In light of the ongoing market conditions, we have taken the prudent step of signalling our intent to reduce our future ordinary dividend payments.

The interim dividend of 14.8p per share, which was announced at the half year results, will be paid, as previously announced, on 5 January 2016 to shareholders on the register at the close of business on 27 November 2015.

The Board now expects to recommend a final dividend for 2015 of circa 14.2p, half of the equivalent declared in 2014, at the full year results in March 2016. This would make a full year dividend for 2015 of 29p.

It is the current intention of the Board that ordinary dividends in 2016 will be approximately half that declared in 2014, with approximately 1/3rd paid at the interim, and 2/3rd as a final dividend.

Outlook:
For 2015, we expect to see a continuation of recent revenue trends - with growth in downstream and Middle Eastern Oil & Gas markets being offset by tougher conditions elsewhere, notably in upstream Oil & Gas and GPG.

We continue to expect 2015 underlying Scope Revenue to be modestly lower than last year's pro forma result. Based on current forecasts there is no longer any year-on-year net benefit from the translation of North American revenues into Sterling.

The changing mix of work in execution and continued customer pricing pressure, particularly in the Oil & Gas market, lead us to believe second half margins will be below those achieved in the first half of 2015.

Cash generation remains solid, and conversion from Trading Profit is expected to remain in the historic range of 80-100%.

Year-end net debt will be circa £1.1bn. This includes the impact of weaker H2 trading, adverse currency translation and assumes that the full payment for the Longview arbitration mentioned above is made.

Looking ahead to 2016, we expect to see the same trends impacting our business as in 2015. Growth in the order book towards £7bn between now and the year-end will support low single digit Scope Revenue growth. The anticipated benefits of the additional cost saving measures referred to above will partially offset the continued customer pricing pressure and mix - leading to further modest Trading Margin dilution.

Contacts:

Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Analyst and investor call:
Samir Brikho and Ian McHoul, Chief Executive and Chief Financial Officer, will host a telephone conference call for analysts and investors at 7.30am (UK time) today. From the UK, please call 020 3059 8125, outside of the UK, please call +44 (0) 20 3059 8125. Ask to join the "Amec Foster Wheeler Trading Update" conference call quoting the conference ID 775864.

A recording and transcript of the call will be made available on our website as soon as possible after the event.

Analyst consensus estimates:
Regularly updated on our website at amecfw.com/investors/consensus-estimates.htm

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 scope revenues of £5.5bn and over 40,000 people in more than 55 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements:

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 November 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary